

Mail Stop 3561

November 14, 2017

Frederick J. Sohm
Chief Financial Officer
Spartan Motors, Inc.
1541 Reynolds Road
Charlotte, Michigan 48813

> **Re:** **Spartan Motors, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 3, 2017**
> **Form 10-Q for Quarterly Period Ended September 30, 2017**
> **Filed November 1, 2017**
> **Form 8-K Furnished November 1, 2017**
> **File No. 001-33582**

Dear Mr. Sohm:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016
Cover Page

1. We note the file number does not match your file number in our EDGAR system. Please revise this form and other periodic forms filed or furnished as appropriate.

Form 10-Q for Quarterly Period Ended September 30, 2017

Notes to Condensed Consolidated Financial Statements
Note 9 – Business Segments, page 17

2. The table on page 20 that presents a reconciliation of consolidated net income to consolidated EBITDA and consolidated adjusted EBITDA does not appear to comply

with ASC 280-10-50-30b. The codification specifies that an entity shall provide a reconciliation of the total of the reportable segments' measure of profit or loss to consolidated net income before income taxes or consolidated net income after income taxes, as appropriate. Since your segments' measure of profit or loss excludes income taxes, it appears the reconciliation should be to consolidated income before income taxes. For example, for the three months ended September 30, 2017, the sum of the segments' measure "adjusted EBITDA" of $16,435 should be reconciled to consolidated income before income taxes of $9,734. In regard to this reconciliation, we note "eliminations and other" is not a reportable segments and appears should be a reconciling item. Please revise the table for each period that presents the segment measure adjusted EBITDA.

Management's Discussion and Analysis
Liquidity and Capital Resources
Cash Flow from Operating Activities, page 31

3. You state working capital requirements impacted the variance in cash flow of operating activities between the nine months ended September 30, 2017 and 2016. Please quantify this factor, and disclose the underlying factors that caused working capital to impact cash flow of operating activities. Refer to the introductory paragraph of Item 303(b) of Regulation S-K and instruction 3 of the instructions to paragraph (b) of Item 303 and section 501.04 of the staff's Codification of Financial Reporting Releases for guidance.

Form 8-K Furnished November 1, 2017
Exhibit 99.1

4. In the heading to your earnings release you highlight that you reaffirmed 2017 Adjusted EBITDA guidance without mentioning the comparable GAAP guidance. Also, under "Fourth Quarter and 2017 Outlook," you present non-GAAP guidance for Adjusted EBITDA and Adjusted Earnings per Share without presenting the comparable measures on a GAAP basis with equal or greater prominence. When presenting or discussing non-GAAP measures, please present and discuss the comparable GAAP measures with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Staff's Non-GAAP Compliance and Disclosure Interpretations.

5. Please include substantive statements disclosing the reasons why management believes presentation of each non-GAAP measure provides useful information to investors. Those disclosures should be specific and substantive to each measure. Refer to Item 10(e)(1)(i)(c) and SEC Release 33-8176 (FR-65).

Exhibit 99.2

6. In the sections titled "Third Quarter 2017 – Corporate Overview" and "Overview - 3Q17 vs 3Q16," you present bar graphs showing Adjusted Net Income and consolidated Adjusted EBITDA and related margin as well as bullet points highlighting the measures.

Please include similar graphs and discussion of the comparable GAAP measures with equal or greater prominence. Refer to the authoritative guidance provided above.

7. On page 13 you present in a table for 2017 guidance the non-GAAP measures adjusted EBITDA and adjusted EPS. Please present with equal or greater prominence the comparable GAAP measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure